================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 8)
                         ------------------------------

                        SAVVIS COMMUNICATIONS CORPORATION
                                (Name of Issuer)

    Common Stock, par value $.01 per share                    805423 10 0
        (Title of class of securities)                       (CUSIP number)

                             Nancy C. Gardner, Esq.
                              REUTERS AMERICA INC.
                                 General Counsel
                              The Reuters Building
                                 3 Times Square
                            New York, New York 10036
                                 (646) 223-4203
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 March 18, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

NY2:\1132920\07\_@6007!.DOC\69812.0248
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CUSIP No.  805423 10 0                                            13D                                                   Page 2 of 8
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS GROUP PLC
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  Not Applicable
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                       England and Wales
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 54,493,330
        OWNED BY                                                                                        (see Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                       0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                            54,493,330
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     54,493,330
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        36.7%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              HC; CO
------------------------    --------------------------------------------------------------------------------------------------------
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CUSIP No.  805423 10 0                                            13D                                                   Page 3 of 8
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------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS HOLDINGS SWITZERLAND SA
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 54,493,330
        OWNED BY                                                                                        (see Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                       0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                            54,493,330
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     54,493,330
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        36.7%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

         This Amendment No. 8 amends the Schedule 13D dated May 14, 2001, as amended, filed by Reuters Group PLC ("RGPLC") and Reuters Holdings Switzerland SA ("RHSSA" and, together with RGPLC, the "Reporting Persons"), with respect to the common stock, par value $.01 per share ("Common Stock"), of Savvis Communications Corporation ("Savvis").

Item 5. Interest in Securities of the Issuer
        ------------------------------------

                  Item 5 is hereby amended and supplemented as follows:

                  (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 8 are incorporated herein by reference.

                  On February 1, 2002, Savvis issued to RHSSA a Note in the principal amount of $1,171,326 for the interest payable through that date on the Notes previously issued by Savvis to RHSSA pursuant to the Securities Purchase Agreement between RHSSA and Savvis (a copy of which was filed as Exhibit 6 to Amendment No. 1 to Schedule 13D).

                  On March 18, 2002, Savvis issued and sold 117,200 shares of its 11.5% Series A Convertible Preferred Stock (the "Series A Preferred Stock") to Welsh, Carson, Anderson & Stowe VIII, L.P. ("WCAS") and certain other investors (collectively with WCAS, the "Investors") for an aggregate purchase price of $117,200,000. As a result of this transaction, under the terms of the Notes and the Securities Purchase Agreement, on March 18, 2002, all of the Notes (including all PIK Notes) held by RHSSA and all accrued and unpaid interest thereon automatically converted into a total of 40,870 shares of Series A Preferred Stock.

                  Under the terms of the certificate of designations for the Series A Preferred Stock filed with the Secretary of State of the State of Delaware, a copy of which is attached hereto as Exhibit 18 (the "Certificate of Designations"), each share of Series A Preferred Stock and all accrued and unpaid dividends thereon will be initially convertible into 1,333.3 shares of Common Stock, subject to adjustment. However, holders of the Series A Preferred Stock may not convert their shares of Series A Preferred Stock into Common Stock until the "Effective Date", which is defined as the date on which a written consent of Savvis' stockholders to approve increasing the number of authorized shares of Common Stock to a number sufficient to permit the conversion of all shares of the Series A Preferred Stock, which has been executed and delivered to Savvis by the requisite holders of Savvis' voting stock, becomes effective under the Delaware General Corporation Law and Regulation 14C under the Securities and Exchange Act of 1934. Savvis has undertaken to take the actions necessary to cause the Effective Date to occur as soon as practicable.

                  Except as provided in the Certificate of Designations or as required under applicable law, on and after the Effective Date, holders of the Series A Preferred Stock (including RHSSA) shall be entitled to vote (on an as-converted basis) on all matters on which the holders of Common Stock shall be entitled to vote, voting as a single class together with the holders of Common Stock with one vote per share. The holders of the Series A Preferred Stock also shall have the right to vote separately as a class on certain matters set forth in Section 7.2 of the Certificate of Designations, including amendments to

Savvis' certificate of incorporation that would adversely affect the rights, preferences and powers of the Series A Preferred Stock, creation of any class of equity securities of Savvis that are senior or pari passu with the Series A Preferred Stock, payment of dividends on any equity securities of Savvis that are junior to the Series A Preferred Stock (including the Common Stock), and consummation of certain "change of control" events.

                  The Certificate of Designations provides that dividends on the Series A Preferred Stock will be paid quarterly in the form of additional shares of Series A Preferred Stock.

                  RHSSA is the owner of the 40,870 shares of Series A Preferred Stock referred to above which, upon the Effective Date, will be entitled to vote as and will be convertible into 54,493,330 shares of Common Stock (subject to adjustment), and RGPLC, as the corporate parent of RHSSA, also is the beneficial owner of such shares of Series A Preferred Stock and will be the beneficial owner of such shares of Common Stock. These shares represent approximately 36.7% of the outstanding shares of Common Stock (the outstanding shares of Common Stock being determined, in accordance with Rule 13d-3(d)(1) under the Exchange Act, to be 148,405,330, based on the sum of (i) 93,912,000 shares outstanding as of October 31, 2001, based on Savvis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and (ii) RHSSA's right to acquire 54,493,330 shares of Common Stock upon conversion of the Series A Preferred Stock. Although RHSSA will not have the right to vote or to convert the Series A Preferred Stock owned by it into Common Stock until the Effective Date occurs, the Reporting Persons have elected to treat such Common Stock as being beneficially owned by them for purposes of this Schedule 13D because the Reporting Persons believe the Effective Date will take place within 60 days from the date of this Amendment No. 8 to Schedule 13D. In accordance with Rule 13d-3(d)(1), the foregoing percentages do not reflect the shares of Common Stock that WCAS and the other Investors may acquire upon conversion of (or are entitled to vote as a result of ownership of) the shares of Series A Preferred Stock they purchased from Savvis in the transaction described above. If the conversion of the shares of Series A Preferred Stock owned by WCAS and the other Investors were taken into account, the Reporting Persons' beneficial ownership of Common Stock would be reduced to approximately 17.8%.

                  Except as disclosed in this Item 5(a), none of the Reporting Persons beneficially owns, and, to the best of their knowledge, none of their directors or executive officers beneficially owns, any shares of Common Stock.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 8 and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of Savvis since the most recent filing on Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

                  Item 6 is hereby amended and supplemented as follows:

                  In connection with the conversion of the Notes held by RHSSA into shares of Series A Preferred Stock described in Item 5 above, RHSSA became a party to an Investor Rights Agreement, dated as of March 6, 2002, among Savvis, WCAS, the other Investors and RHSSA (the "Investor Rights Agreement"). The Investor Rights Agreement provides RHSSA with certain registration and preemptive rights. The Investor Rights Agreement is attached hereto as Exhibit
19. Upon execution of the Investor Rights Agreement, the previously executed Registration Rights Agreement which was filed as Exhibit 10 to Amendment No. 1 to Schedule 13D was terminated. However, the Side Letter (filed as Exhibit 9 to Amendment No. 1 to Schedule 13D) remains in full force and effect.

Item 7. Material to be Filed as Exhibits
        --------------------------------

Exhibit 18. Certificate of Designations for Savvis' Series A Convertible Preferred Stock.

Exhibit 19. Investor Rights Agreement, dated as of March 6, 2002, among Savvis Communications Corporation, Welsh, Carson, Anderson & Stowe VIII, L.P. ("WCAS"), the other entities and persons affiliated with the WCAS signatories thereto, and Reuters Holdings Switzerland SA.

Exhibit 20. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters Group PLC.

Exhibit 21. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters Holdings Switzerland SA.

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                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    March 19, 2002

                                  REUTERS GROUP PLC


                                  By:   /s/ Stephen P. Lehman
                                        --------------------------------------
                                        Name:     Stephen P. Lehman
                                        Title:    Attorney-in-fact


                                  REUTERS HOLDINGS SWITZERLAND SA


                                  By:   /s/ Stephen P. Lehman
                                        --------------------------------------
                                        Name:     Stephen P. Lehman
                                        Title:    Attorney-in-fact

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                                  EXHIBIT INDEX



Exhibit 18. Certificate of Designations for Savvis' Series A Convertible Redeemable Preferred Stock.

Exhibit 19. Investor Rights Agreement, dated as of March 6, 2002, among Savvis Communications Corporation, Welsh, Carson, Anderson & Stowe VIII, L.P. ("WCAS"), the other entities and persons affiliated with the WCAS signatories thereto, and Reuters Holdings Switzerland SA.

Exhibit 20. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters Group PLC.

Exhibit 21. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters Holdings Switzerland SA.














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